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                            November 15, 2023

       Christian Mayer
       Chief Financial Officer
       Colliers International Group Inc.
       1140 Bay Street, Suite 4000
       Toronto, Ontario, Canada M5S 2B4

                                                        Re: Colliers
International Group Inc.
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 16,
2023
                                                            File No. 001-36898

       Dear Christian Mayer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2022

       Exhibit 2
       Notes to Consolidated Financial Statements
       Note 4. Acquisitions, page 24

   1. We note your disclosure that goodwill amounts recognized are primarily attributable to assembled workforces,
synergies with existing operations, and future growth
                                                        prospects. Please
revise future filings to provide a more robust qualitative description about the synergies
with existing operations and future growth prospects when discussing goodwill acquired.
Reference is made to paragraph 805-30-50-1(a) of the Accounting
                                                        Standards Codification.
 Christian Mayer
Colliers International Group Inc.
November 15, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameChristian Mayer                         Sincerely,
Comapany NameColliers International Group Inc.
                                                          Division of
Corporation Finance
November 15, 2023 Page 2                                  Office of Real Estate
& Construction
FirstName LastName